Exhibit 5.1

June 3, 2009

Visant Holding Corp.

357 Main Street

Armonk, New York 10504

Ladies and Gentlemen:

We have acted as counsel to Visant Holding Corp. (f/k/a Jostens Holding Corp.), a Delaware corporation (the “Company”), in connection with Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (“Post-Effective Amendment No. 2”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance by the Company of $247,200,000 aggregate principal amount at maturity of 10 1/4% Senior Discount Notes due 2013 (the “Securities”). The Securities were issued under an indenture (the “Indenture”) dated as of December 2, 2003 between the Company and The Bank of New York Mellon Trust Company, N.A. (f/k/a BNY Midwest Trust Company), as trustee (the “Trustee”).

We have examined Post-Effective Amendment No. 2 and the Indenture, which has been filed with the Commission as an exhibit to Post-Effective Amendment No. 2. We also have examined the originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinion hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us

VISANT HOLDING CORP.	June 3, 2009

as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that the Securities constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

Our opinion set forth above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

We do not express any opinion herein concerning any law other than the law of the State of New York, the federal law of the United States and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to Post-Effective Amendment No. 2 and to the use of our name under the caption “Legal Matters” in the Prospectus included in Post-Effective Amendment No. 2.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

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